
May 4, 2018

Braden McCurrach, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

> **Re:** **Destination Maternity Corporation**
> **Definitive Additional Soliciting Materials on Schedule 14A filed by Nathan**
>     **G. Miller, Peter O'Malley et. al**
> **Filed May 3, 2018**
> **File No. 0-21196**

Dear Mr. McCurrach:

We have reviewed the press release and shareholder presentation included in the two filings above, and we have the following comment.

1. Refer to the statement and related claims in the press release beginning with the sentence "We believe our turnaround plan, which seeks to improve margins by rationalizing inventory and cutting wasteful spending, can increase…" as well as the implied increase to fair value of the registrant's stock price in the last bullet point on slide 20 of the shareholder presentation. Under Note a. to Exchange Act Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. In addition, a valuation claim included in proxy materials "is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Notwithstanding the brief reference to an expected "1000 bps" increase referenced in footnote xvii in the press release and the reference to "10X EPS and 6X EPS" in the slide presentation, please explain in greater detail how the cited statements do not contravene Rule 14a-9 or, in the alternative, make a revised filing to reflect either the factual support for the predictions in greater detail or the deletion of the cited statements. See Exchange Act Release 16833 (May 23, 1980).

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions